AIR PRODUCTS AND CHEMICALS, INC.

CONFLICT MINERALS REPORT

For the reporting period from January 1, 2014 to December 31, 2014

This Conflict Minerals Report (the “Report”) of Air Products and Chemicals, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 under the Securities and Exchange Act of 1934, as amended, (the “Rule”) for the reporting period January 1, 2014 to December 31, 2014.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products containing minerals specified in the Rule which are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals”, are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are tantalum, tin and tungsten. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, containing Conflict Minerals necessary to the functionality or production of those products.

DESCRIPTION OF THE COMPANY’S PRODUCTS COVERED BY THIS REPORT

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2014 (the “Covered Products”).

The Company is a Delaware corporation originally founded in 1940 that serves energy, electronics, chemicals, metals, and manufacturing customers globally with a unique portfolio of products, services, and solutions, including atmospheric gases, process and specialty gases, performance materials, equipment, and services. During the first three quarters of calendar year 2014, the Company’s products fell within four reporting business segments: Merchant Gases, Tonnage Gases, Electronics and Performance Materials, and Equipment and Energy. The Merchant Gases segment supplied oxygen, nitrogen, argon, carbon dioxide, helium and hydrogen, and select medical and specialty gases to industrial and medical customers. The Tonnage Gases segment supplied large volume or “tonnage” quantities of industrial gases, including hydrogen, syngas, carbon monoxide, oxygen and nitrogen. The Electronics and Performance Materials segment offered high-purity gases, specialty chemicals and materials and delivery systems. The Equipment and Energy segment designed and manufactured cryogenic equipment for air separation, hydrocarbon recovery and purification, natural gas liquefaction, and helium distribution, and serves energy markets in a variety of ways.

On September 18, 2014, the Company announced a major business reorganization that includes the geographic alignment of its gases businesses and the decentralization of its organization effective October 1, 2014. Beginning on October 1, 2014, the Company reorganized into seven reporting segments Industrial Gases- Americas, Industrial Gases- EMEA (Europe, Middle East and Africa), Industrial Gases- Asia, Industrial Gases- Global, Materials Technologies, Energy-from-Waste and Corporate. The Company’s three regional Industrial Gases segments include air separation units (ASUs), hydrogen/HyCo Plants (for the production of hydrogen, carbon monoxide, and syngas) and tonnage, liquid bulk and packaged gases businesses within those regions. The Global Industrial Gases segment includes the sale of equipment businesses, such as ASUs and noncryogenic generators, and global resources associated with Industrial Gases. The Materials Technologies segment includes the electronics materials and performance materials businesses. The Energy-from-Waste segment includes two energy from waste projects under construction in the United Kingdom. The Corporate segment includes two global businesses (liquefied natural gas equipment and helium containers) and corporate supporting functions.

For compliance with the Rule, the Company first determined which products manufactured by the Company contained Conflict Minerals necessary to the functionality or production of the product. The Company determined that over 90% of its revenue is generated by products that inherently do not contain Conflict Minerals. These products are industrial gases (nitrogen, oxygen, argon, hydrogen and helium) and most specialty gases/chemicals. The 10% of the Company’s revenue generated by products which may contain Conflict Minerals comes from two product categories: Consumable Products and Equipment Products. The Consumable Products potentially containing Conflict Minerals are within the Materials Technologies segment. The Equipment Products potentially containing Conflict Minerals are equipment manufactured for sale by the Company to support the delivery and management of gases and chemicals and to generate atmospheric gases.

The Company sells approximately 1728 Consumable Products and custom variations of approximately 23 Equipment Product groups which are designed and manufactured to meet its customers’ requirements. The Company reviewed each of its Consumable Products to determine whether they were Covered Products by conducting a review of the specifications and manufacturing process for each of the Company’s Consumable Products. This review identified 30 Consumable Products believed to contain Conflict Minerals that are necessary to the functionality or production of the product. The Company then identified the suppliers of the 30 Consumable Products. With respect to its Equipment Products, the Company reviewed the Bill of Materials for each of the Products to identify the components either containing or having the potential to contain Conflict Minerals which are necessary to the functionality or production of the product. The Company identified approximately 450 different Equipment Product components believed to contain Conflict Minerals that are necessary to the functionality or production of the product and then created a master list of suppliers or manufacturers of such components.

THE COMPANY’S REASONABLE COUNTRY OF ORIGIN INQUIRY

For each of the Covered Products, a good faith Reasonable Country of Origin Inquiry (“RCOI”) was conducted. The RCOI was reasonably designed to determine whether any of the Conflict Minerals contained in the Covered Products originated in the Democratic Republic of the Congo or adjoining countries (the “Covered Countries”) and whether the Conflict Minerals originated from recycled or scrap sources. However, the Company’s supply chains with respect to its Covered Products are complex and there are many third parties in the supply chains between the ultimate manufacture of the Covered Products and the original sources of the Conflict Minerals. The Company does not purchase Conflict Minerals directly from mines or smelters and must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. The Company has taken steps to identify or encourage its suppliers to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain. Due to the breadth and complexity of the Covered Products’ supply chain, it will take time for many of the Company’s suppliers to verify the origin of all the Conflict Minerals used in the Covered Products.

Following the Company’s RCOI, the Company identified one Consumable Product whose necessary Conflict Minerals the Company knows or has reason to believe may have originated in a Covered Country. The Covered Product contains an Organometallic Compound derived from tin. It is the Company’s understanding, based upon informal guidance from the Securities and Exchange Commission staff, that companies that use chemical compounds derived from tin, tantualum and tungsten (“Organometallic Compounds”) are not required to conduct any inquiry into the source of such Organometallic Compounds; nor are products containing such Organometallic Compounds required to be disclosed in the Form SD and Conflict Minerals Report. However, for its 2014 Conflict Minerals compliance process, the Company included this Organometallic Compound in scope; and conducted supply chain due diligence to determine if Conflict Minerals contained in it financed or benefitted armed groups in the Covered Countries. Based on the RCOI, the Company did not obtain sufficient information to determine the origin of the necessary Conflict Minerals contained in its Equipment Products.

THE COMPANY’S DUE DILIGENCE PROCESS

The Company conducts supply chain due diligence in accordance with the framework of the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas; Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), on the source and chain of custody of the Conflict Minerals contained in the Covered Product. The OECD Guidance provides a five step framework for risk based due diligence in the mineral supply chain. The five steps are (1) establish strong company management systems, (2) identify and assess risks in the supply chain, (3) design and implement a strategy to respond to identified risks, (4) carry out an independent third party audit of the smelter/refiners due diligence and (5) report on supply chain due diligence.

Step 1: Establish Strong Company Management Systems

A.	Adopt and commit to a supply chain policy for minerals originating from conflict-affected and high-risk areas.

The Company adopted a policy relating to Conflict Minerals (the “Company Policy”), incorporating the standards set forth in the OECD Guidance. The Company Policy may be found at http://www.airproducts.com/company/governance/commitment-ethical-business/statement-on-conflict-minerals.aspx. The Company has posted its Conflict Minerals Policy on both the Company’s internal and external websites.

B.	Establishment of an Internal Team to Support the Conflict Minerals Program.

In 2013, the Company created a full time position for a Source Regulatory Compliance Manager to implement the Company’s compliance with the Rule (the “Conflict Minerals Program”). The Source Regulatory Compliance Manager administered the Conflict Minerals Program throughout calendar year 2014. Due to the Company’s reorganization, including the decentralization of the businesses, the Source Regulatory Compliance Manager position was eliminated and the Company has been restructuring its compliance management structure to enable the Company’s individual businesses to conduct the RCOI and due diligence on their product lines.

The Company has established a Conflict Minerals Steering Committee (“CMSC”) which includes senior members from the Legal Department, Environment Health and Safety, the Central Procurement Group and the individual businesses. The CMSC oversees the Conflict Minerals Program parameters including the scope and development of effective processes and tools required to comply with the Rule. In order to educate the Company’s employees and suppliers, the Company created an educational video to communicate the Company’s efforts to comply with the Conflict Minerals Rule to its employees and suppliers. In addition, the Company continues to engage employees across functional areas in the Company’s RCOI process.

C.	Establishment of Control Systems.

The Company does not have a direct relationship with its Conflict Minerals smelters and mines, but is engaged and actively cooperates with other major manufacturers in the chemicals industry and other manufacturing sectors. The Company leverages the following industry-wide initiatives to understand and evaluate upstream actors in the supply chain:

•	Conflict Free Sourcing Initiative (“CFSI”)[1]; and

•	International Tin Research Institute (ITRI) Tin Supply Chain Initiative (iTSCi).

[1]	The Company is a member of the CSFI and has been assigned the Member Code “AIRP”.

As part of the Company’s RCOI, the Company uses the Conflict Free Sourcing Initiative’s Conflict Minerals Reporting Template (“CMRT”) to collect information on countries of origin for each smelter/refiner in the supply chain of Conflict Minerals used in the Company’s Covered Products. This information is evaluated to determine if further due diligence is required; for example, where:

•	The Conflict Minerals originate from or have been transported through a Covered Country;

•	The Conflict Minerals are claimed to originate from a country that has limited known reserves, resources or production capabilities for the Conflict Mineral in question; and/or

•	The Conflict Minerals are claimed to originate from a country in which minerals from conflict-affected and high-risk areas are known to transit.

The Company has established a Conflict Minerals data management and record retention program to track its compliance activities.

D.	Engagement of Suppliers.

The Company engages its suppliers who have been identified as providing the Company with materials that either contain or potentially contain Conflict Minerals which are necessary to the functionality or production of the Company’s Covered Products. The Company has developed a section of its website specifically for its suppliers to utilize to understand the Company’s expectations of all its suppliers, including Conflict Free sourcing, http://www.airproducts.com/company/supplier-information.aspx. The website includes the Company’s Conflict Minerals Policy and the Company’s 2014 Form SD and Conflict Minerals Report, and states the Company’s expectation that suppliers will comply with its Code of Conduct and meet its sustainability expectations, including Conflict Free sourcing. In addition, the Company provides its suppliers with information and links to the Conflict Free Sourcing Initiative (“CSFI”) website which provides information regarding the Conflict Free Smelter Program, a Conflict Minerals Reporting Template and other educational materials. The Company also provides information to suppliers on the iTSCi “Bag and Tag Program” which provides independent third party verification of the Conflict Free status of minerals mined in the Conflict region. Finally, the Company implemented provisions for its supply contracts for new and renewed contracts that require suppliers and their sub-contractors to provide supply chain transparency about the source of any Conflict Minerals.

E.	Company Grievance Mechanisms.

The Company has established a mechanism whereby any interested party (i.e., affected persons, whistle-blowers, employees and/or suppliers) may voice their concerns regarding circumstances of mineral extraction, trade, handling and export in conflict-affected and high risk areas. Such concerns, along with potential violations of the Company’s policies may be reported through the Company’s IntegrityLine, which is administered by a third party, Global Compliance. From the United States, the IntegrityLine may be accessed either through a call in number (877-272-9726) or through the Integrity Website https://www.airproductsintegrity.com/. From outside the United States, employees and suppliers may find instructions to access the IntegrityLine through https://www.airproductsintegrity.com/.

Step Two: Identify and Assess Risks in the Supply Chain.

The Company utilized two different approaches based on the Company’s position in the supply chain for each of its affected product groups to identify and assess risks in the supply chain, one for its Consumable Products which are gases and chemicals sold to various industries, and one for its Equipment Products sold to customers to manufacture or manage gases.

With respect to its Consumable Products, there are relatively few steps between the Company’s direct suppliers and the smelters / refiners. For Consumable Products, (1) the Company requested the suppliers of identified products containing Conflict Minerals complete a CMRT for the products being supplied; (2) the Company reviewed the completed CMRT to determine the Country of Origin (“COO”) of the supplied product to identify any supplier sourcing from the Covered Countries or any supplier the Company had reason to believe is sourcing from the Covered Countries; and (3) for any product identified as sourced from the Covered Countries or any supplier the Company had reason to believe is sourcing from the Covered Countries, the Company conducted further due diligence on the supply chain. The Company’s due diligence included reliance on work conducted by the CFSI, specifically the Conflict-Free Smelter Program (“CFSP”), which offers an independent, third-party audit that determines which smelters and refiners can be validated as “conflict-free,” in line with current global standards. The Company received CMRT responses from 100% of its direct suppliers for Consumable Products.

The Company’s Equipment Products containing Conflict Minerals are typically assembled from a large number of generic components. Due to the complexity of these Equipment Products, and the depth, breadth and turnover of equipment supply chains, the Company has found it difficult to identify actors upstream from its direct suppliers. Given that the Company is further downstream in the supply chain than for Consumable Products, the supply base for Equipment Products is much broader and more complex. Many of the Company’s direct suppliers are not publicly traded on a United States exchange and thus are not subject to the Rule. Accordingly, the Company utilized a different due diligence approach for Equipment Products. The Company obtained manufacturer and/or supplier Conflict Mineral contact information for the Covered Products in this group and requested all such manufacturers and/or suppliers of the products to complete an online Conflict Mineral Survey and to complete a CMRT for the products supplied. The

Company sent 582 Conflict Mineral Surveys and received 296 completed Conflict Mineral Surveys. The Company reviewed the completed Conflict Minerals Survey and CMRTs in order to determine the COO of the product and to identify any supplier sourcing from the Covered Countries or any supplier the Company had reason to believe is sourcing from the Covered Countries. If a supplier responded that it could not determine the source of the Conflict Minerals or that it does not source from the Covered Countries, no additional due diligence was performed for 2014. If a supplier did not respond to the request to complete the Conflict Minerals Survey, the Company sent the supplier a second request to participate in the online Conflict Minerals Survey. Also, for strategic large suppliers who did not respond, the Company sent a direct personal email request to complete the Conflict Mineral survey. The Company sent out 414 personal email requests and received 179 responses which are reflected in the 296 completed Conflict Minerals Surveys described above. The Company continues to strive to improve its RCOI and due diligence processes by directly engaging suppliers in the process with the ultimate goal of obtaining supply chain transparency and development of a line of sight to the source of Conflict Minerals in the Equipment Products.

For both its Consumable Products and its Equipment Product suppliers, the Company relies on the information the suppliers provide regarding Conflict Minerals. Likewise, the Company’s direct suppliers are reliant upon information provided by their suppliers. The Company uses the information suppliers provide to assess the potential supply chain risk and any potential adverse impact. The Company also used information gathered by industry associations with a presence in the Covered Countries to evaluate its supply chain risk and supply alternatives.

When the Company determined that the Consumable Covered Product noted above contained an Organometallic Compound derived from Conflict Minerals that originated in a Covered Country, the Company took additional steps to determine whether the smelters/refiners in its supply chain sourced from Conflict Free sources. In conducting its due diligence with respect to this Covered Product, the Company contacted its supplier to determine the actual origin of the Conflict Minerals contained in the Product, and researched the smelter (Malaysia Smelting Corporation) used by the supplier, which was located in a Covered Country, on the Compliant Tin Smelter List posted on the CFSI website. The Company determined that Malaysia Smelting Corporation was listed as a “compliant” smelter. The Company performed no further 2014 due diligence for the Covered Product as the Company learned that this Organometallic Compound is exempt from the Conflict Minerals Rule reporting requirements.

Step 3: Design and Implement a Strategy to Respond to Identified Risks.

The Company has developed a risk management plan to address concerns that a supplier may be providing Conflict Minerals originating in a Covered Country. The CMSC is made aware of any potential concerns identified. The following steps summarize the risk management plan:

•	A cross functional team is assembled to assess the potential business risk. Depending on the product group, the team will be formed with representatives most familiar with the product design and manufacturing requirements including supplier qualification and evaluation.

•	The cross functional team evaluates the concern and assesses the corrective action options. Each identified concern will have a unique approach developed by the cross functional team, depending on the nature of the identified risk and the supply options available. For example, for the Consumable Product that was found to have the potential to contain Conflict Minerals sourced from the Covered Countries, the supplier was engaged in the process to evaluate what steps were required to ensure compliance with our Conflict Free sourcing policy. In addition to engaging our supplier in the process, we used the work completed by the CFSI Conflict Free Smelter Program. For the product, we learned that the smelter our supplier was using was included on the CFSI Compliant Tin Smelter List. This reduced / eliminated the risk that the origin of the Conflict Mineral was being supplied by a mine supporting armed conflict, although we are continuing to evaluate the risk.

•	For our Equipment Products, where there is limited transparency into the supply chain, we expect our suppliers to work collaboratively with us to ensure the supply chain is Conflict Free. This means we expect suppliers to demonstrate their willingness to help support the determination of the conflict status of their supply chain.

•	We developed provisions for inclusion in the supply contracts for new and renewed contracts that require suppliers and their sub-contractors to provide supply chain transparency about the source of any Conflict Minerals.

•	In the event a supplier does not demonstrate the willingness to comply with our Conflict Free Sourcing Policy, the Company intends to take steps over a period of time to identify alternative sources of supply known to be Conflict Free and to begin to qualify these sources to ensure we are able to be compliant with our Conflict Free Policy. At this time, the Company has had no instances where it was necessary to terminate a contract or to find a replacement supplier.

Step 4: Conducting independent third party audit of supply chain due diligence at identified points in the supply chain.

Due to the complexity of its supply chains, the Company does not have direct relationships with Conflict Minerals smelters and refiners and does not perform or direct audits of these entities within its supply chain. As a member of the CFSI, the Company does support and leverage audit work conducted by the CFSI to comply with the OECD Guidance to conduct independent third party audits. The CFSI has implemented a Conflict Free Smelter program and has been conducting mineral audits for several years. As a part of the Conflict Free Smelter Program, the CFSI publishes a list of all smelters that have been audited and validated as “Conflict Free”. The Company also collaborates with other industry associations as well as with its suppliers and customers to validate information obtained from several different sources.

Step 5: Report on supply chain due diligence.

The Company has filed its Form SD and this Conflict Minerals Report to report on its supply chain due diligence.

Conclusion

Based upon its RCOI and due diligence, the Company has determined that certain of its Covered Products are “DRC Conflict Undeterminable” as defined in the Rule.

Steps the Company Intends to Take In Order To Mitigate Risk

The Company intends to continue to put processes and systems in place with the goal to have products that are DRC Conflict Free. The Company intends to continue to work with its suppliers to improve the rate of responses from them and to improve its ability to track Conflict Minerals in its supply chain.